
February 17, 2023

Yishai Cohen
Chief Executive Officer
Landa App LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

  Re: Landa App LLC
    Amendment No. 3 to
    Offering Statement on Form 1-A
    Filed January 31, 2023
    File No. 024-11953

Dear Yishai Cohen:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed January 31, 2023

Incorporation of Certain Information by Reference, page ii

1. We note your response to our comment 2 which states that exhibits 11.3 and 11.4 are included in the Form 1-A POS filed on July 15, 2021 and exhibit 11.5 is included in the Form 1-A POS filed on October 7, 2021. Please address the following:
- Please include updated auditor consents in your current Form 1-A that refer to the current Offering Circular.
- Please have your auditor revise these consents to remove the reference to the "Prospectus."
- Further, within these exhibits, your auditors consent to the reference to their audit

firm under the heading "Experts;" however, the reports related to these financial statements are not referred to within the Expert section of your Offering Circular. Please revise your filing or have your auditors revise their consents accordingly.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Refinance Notes, page 28</u>

2.   We note your disclosure stating that each New Series intends to refinance the applicable Acquisition Note with a Refinance Note. We also note your disclosure stating that the Manager has not yet entered into a commitment for such loan and therefore the terms of the Refinance Note are subject to further negotiation. To the extent such terms are known prior to qualification, please confirm that you will disclose the terms in your offering circular prior to qualification.

<u>Plan of Distribution, page 32</u>

3.   We note your disclosure stating that the Manager may offer incentives to potential and/or existing investors in the form of "free" Shares. Please quantify, for us and in your filing, the amount and value of "free" Shares that have been issued as of the date of the offering circular by Series and in total.

<u>Overview to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2</u>

4.   We note your revision to your offering circular that the market rate of interest for the Refinance Notes is expected to be in the range of 7% to 10% per annum. Please further revise the footnote disclosure to your pro forma financial information to quantify the range of impact of this potential interest rate increase on interest expense and net income (loss) for each Series and in total. Refer to Article 11 of Regulation S-X.

<u>Exhibits</u>

5.   We note the auditor consent filed as Exhibit 11.1. Please address the following:
   • Please have your auditor revise this consent to remove the reference to the "Prospectus."
   • Further, within this exhibit, your auditor consents to the reference to their audit firm under the heading "Experts;" however, the report related to these financial statements is not referred to within the Expert section of your Offering Circular. Please revise your filing or have your auditors revise their consent accordingly.

<u>General</u>

6.   We note the statement on page 32 referencing the free stock program and stating that "[d]etails regarding any such incentive program will be posted on the Landa Mobile App.". Please provide additional information regarding the amount of offers of "free" shares that have occurred to date. In addition, please confirm, if true, that you are using Regulation A for such offers and sales and that the issuances count toward the annual

maximum under Rule 251(a). Please revise the cover page and plan of distribution sections to clearly disclose in greater detail the specific programs the Manager will use to offer such securities. We also note the disclosure that the Manager plans to offer various other promotions and incentives to investors. Please clarify how the specific promotions and incentive programs will be communicated to investors. Additionally, we note the statement that the Manager "may be deemed" to be acting as a statutory underwriter. Please clearly disclose that the Manager is acting as an underwriter in connection with distributions of such shares or provide a detailed legal analysis explaining why you believe it is not an underwriter.

7. Please also clarify (and explain how) the Company and especially the Manager (Landa Holdings Inc.) intend to structure and operate the "free stock" incentive program so as not to violate the trading restrictions under Rules 101 and102 of Regulation M by making impermissible bid, purchases, and/or attempts to induce any other person to bid or purchase of the "covered security" (which may be the same security as the "free stock") outside of the Reg M "Distribution" during the relevant restricted period. Please be advised that we may have additional comments once we have received your written responses and reviewed any additional information that is provided.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger